Investment Managers Series Trust

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, WI 53212-3948

January 5, 2021

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Withdrawal of a Registration Statement on Form N-14, filed by Investment Managers Series Trust (the “Registrant”) with the U.S. Securities and Exchange Commission (the “Commission”) on December 13, 2019 (Registration No. 333-235498)

Dear Sir or Madam:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Registrant hereby requests that the Commission consent to the withdrawal of the Registration Statement of the Registrant on Form N-14 that was filed with the Commission on December 13, 2019 (Accession Number 0000894189-19-008349), along with any exhibits thereto (the “N-14 Registration Statement”). The N-14 Registration Statement relates to the reorganization of the Advisory Research Strategic Income Fund and the Advisory Research All Cap Value Fund, each a series of the Registrant, with and into the North Square Strategic Income Fund and the North Square Advisory Research All Cap Value Fund, each a series of North Square Investments Trust, respectively (the “Reorganization”).

The Registrant confirms that no securities have been sold under the N-14 Registration Statement. No filing fee was required or paid in connection with the filing of the N-14 Registration Statement.

The Registrant is requesting withdrawal because, as was pointed out by an SEC examiner in the Disclosure Review and Accounting Office, the N-14 Registration Statement was submitted under the Registrant’s CIK in error. As a point of information, a registration statement on Form N-14 (Registration No. 333-235497) was correctly filed under North Square Investment Trust’s CIK on December 13, 2019 describing the Reorganization.

The Registrant believes that withdrawal of the N-14 Registration Statement is consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the N-14 Registration Statement.

Should you have any questions or comments regarding this letter, please contact me at 626-385-5777.

Very truly yours,

/s/ Diane J. Drake
Diane J. Drake Secretary